Stock Symbol
TSX.V:P

PRIMERO ANNOUNCES COMMENCEMENT OF CLOSING OF SAN DIMAS ACQUISITION

Vancouver, British Columbia, August 6, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (“TSX.V:P) (formerly Mala Noche Resources Corp. TSX.V:MLA) is pleased to announce that it has commenced the closing of the acquisition of the San Dimas gold-silver mine and associated assets from subsidiaries of Goldcorp Inc. (the “Vendors”). Primero expects to complete the closing later today after all wire transfers have been completed.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico and intentions to become the next intermediate gold producer. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 572 2162	Tel: (416) 572 2752
jconway@primeromining.com	tbrown@primeromining.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”, such as references to the acquisition of producing assets and the exercise of the over-allotment option. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the expected benefits expected to be obtained by completing the acquisition, proposed plans for San Dimas, estimations of mineral reserves and resources, and estimations of annual production of gold and silver. The forward-looking statements are based on reasonable assumptions. Factors that may cause results to vary from anticipations include the risk that mineral reserves or resources are not as estimated or that the cost of production will higher than anticipated. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.